Exhibit 99.1

STOCK REPURCHASE AGREEMENT

This Stock Repurchase Agreement (the "Agreement") is entered into as of July 22, 2025, by and between TROOPS, Inc., a Cayman Islands corporation listed on the NASDAQ Stock Market, with its principal office at Unit A, 18/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong (the "Company"), and WANG & LEE HOLDINGS, INC., a corporation with an address at 5-6/F, Wing Tai Factory Building, 3 Tai Yip Street, Kwun Tong, Kowloon, Hong Kong ("Shareholder").

RECITALS

WHEREAS, the Shareholder owns 14,050,000 shares of the Company's common stock (the "Shares");

WHEREAS, pursuant to the Stock Purchase Agreement dated May 28, 2025 between the Company and the Shareholder (the "Stock Purchase Agreement"), the Company holds an irrevocable, exclusive option to repurchase the Shares (the "Repurchase Option") at the aggregate Per Share Purchase Price (the "Repurchase Price") prior to the expiration of the Lock-Up Period, as detailed in the Stock Purchase Agreement, and the Company has exercised such Repurchase Option by delivering written notice to the Shareholder on July 18, 2025 (the "Repurchase Notice Day") specifying the repurchase of the Shares;

WHEREAS, the Company desires to repurchase part of the Shares from the Shareholder, and the Shareholder desires to sell part of the Shares to the Company, on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties agree as follows:

1. Agreement to Repurchase Shares

The Shareholder agrees to sell, and the Company agrees to repurchase 4,400,000 shares of the Shares at a purchase price of US$0.90 per share, for a total purchase price of US$3,960,000 (the "Purchase Price"), in accordance with the Repurchase Option as set forth in the Stock Purchase Agreement.

2. Closing

The closing of the repurchase (the "Closing") shall occur within 7 business days following the Repurchase Notice Day, or such other date as mutually agreed by the parties. At the Closing: (a) The Shareholder shall deliver to the Company the stock certificates representing the Shares, duly endorsed for transfer or accompanied by duly executed stock powers, along with any documentation required by the Company's transfer agent, including a stock power bearing an appropriate medallion signature guarantee. (b) The Company shall pay the Purchase Price to the Shareholder by, at the Company's sole discretion, paying cash, delivering a check or bank transfer in the amount of the Purchase Price.

3. Representations and Warranties of Shareholder

The Shareholder represents and warrants to the Company that:

1.	The Shareholder has full legal right, power, and authority to enter into and perform this Agreement.
2.	The Shareholder owns the Shares free and clear of all liens, encumbrances, and restrictions.
3.	The execution and delivery of this Agreement do not violate any agreement or obligation to which the Shareholder is a party.

4. Representations and Warranties of Company

The Company represents and warrants to the Shareholder that:

1.	The Company is a corporation duly organized, validly existing, and in good standing under the laws of Delaware.
2.	The Company has full corporate power and authority to enter into and perform this Agreement.
3.	The execution and delivery of this Agreement have been duly authorized by all necessary corporate actions.

5. Miscellaneous

5.1 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflict of laws principles.

5.2 Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, except for the provisions of the Stock Purchase Agreement, which remain in full force and effect to the extent not modified herein.

5.3 Amendments

This Agreement may not be amended except by a written instrument signed by both parties.

5.4 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY
TROOPS, Inc.

By:
Name: Damian Thurnheer
Title: Chief Executive Officer

SHAREHOLDER
WANG & LEE HOLDINGS, INC.

By:
Name: Ho Pui Lung
Title: Chairman and Chief Executive Officer